May 9, 2014

Mr. Jeff Foor

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Arrow Investments Trust File Nos. 333-178164; 811-22638

Dear Mr. Foor:

On February 21, 2014, Arrow Investments Trust (the "Registrant"), on behalf of its series the Arrow Risk Premia Fund (the "Fund"), filed Post-Effective Amendment Number 10 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On April 9, 2014, you provided oral comments to the amendment.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response.

The Registrant has removed parenthetical information.  The Registrant believes, for sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees.

Comment 2.

Please confirm that estimated "Other Expenses" includes estimated costs of any interest and short selling.

Response.

The Registrant so confirms.

Comment 3.

Please review, and revise as needed, disclosures related to derivative instruments such that disclosures are consistent with the principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  The disclosures should be specific as to derivative type and purpose (e.g. hedging or speculation).

Response.

The Registrant has revised disclosures to assure consistency with the principles outlined in Derivatives Letter, including specifying that swaps are total return swaps.

Comment 4.

Because the Fund follows an index strategy, please explain why the Fund does not represent that it will invest at least 80% of its assets in index securities as contemplated in the name rule adopting release related to Rule 35d-1 (Release No. IC-24828).

Response.

Because the Fund does not include an index or reference to an index in its name, the Registrant does not believe the Fund is within the ambit of Rule 35d-1.  As to the general name-related principles discussed in the adopting release, the Registrant notes that the release states "Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms "balanced," "index," "small, mid, or large capitalization," "international," and "global." However, footnote 42, in part, states "[t]he terms "small, mid, or large capitalization" and "index" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule."  The Registrant's believes that because indexing is only part of the Fund's strategy and not its name that the 80% investment requirement does not reach the Fund.  Additionally, the Registrant believes that strategy-related disclosures give prospective shareholders ample information about the index-related strategy and its risks.

Comment 5.

A portion of the strategy disclosure states that "[c]onversely, if, on a monthly rebalancing date, the hypothetical volatility of the Weighted Basket is greater than 5%, the participation of the Underlying Index in the Weighted Basket will be reset to a level less than 100%, but not less than 50%."  Please explain how a potential exposure of only 50% is consistent with a principal investment strategy.

Response.

The Registrant notes that the Underlying Index itself is constructed by weighting sub-index components to achieve a targeted expected volatility.  Consequently, the Fund is fully participating in the Underlying Index, which itself assigns varying weights among sub-index components.

Comment 6.

Please confirm that, with respect to derivatives, including total return swaps and futures, the Fund will comply with SEC guidance in investment company release #10666 and concept release #29776 as well as future SEC guidance.

Response.

The Registrant confirms it will adhere to such current and future guidance.

Comment 7.

If foreign investments include emerging market investments as part of the Fund's principal investment strategy, so state and confirm risk disclosures address emerging market risks.

Response.

The adviser has confirmed to the Registrant that emerging markets investments are not part of the Fund’s principal investment strategy.

Comment 8.

Because the Underlying Index is composed of long and short elements, please state the expected net long position, if reasonably estimable.

Response.

The adviser has confirmed to the Registrant that it expects the Fund to have net long position of 100% or less.

Comment 9.

When first used, please provide a plain English definition of the following terms:

(i) sector-neutral

(ii) beta

(iii) enterprise value

(iv) absolute (positive) returns

(v) notional

Response. The Registrant has revised the disclosure to provide the following definitions when each term is first used:

(i) sector-neutral: a long/short portfolio construction technique that ensures that the resulting portfolio does not have an exposure to any economic sector;

(ii) beta: a measure of the volatility, or systematic risk, of a security or a portfolio in comparison to the market as a whole;

(iii) enterprise value: a commonly used economic measure that attempts to quantify a company’s value by considering factors like the sum of claims of all claimants including creditors and equityholders of the company;

(iv) absolute (positive) returns: a statistical measurement that quantifies a correlation of 100% to the underlying asset type; and

(v) notional: the total value of a leveraged position's assets.

Comment 10.

Because the Fund references large and mid-cap issuers, please provide a dollar range or reference to minimum and maximum ranges included in a relevant index.

Response.

The existing disclosure in “Principal Investment Strategies” and “Principal Investment Risks” already clearly states that the Fund may invest in stocks of any market capitalization, so the Registrant does not believe the capitalization ranges are relevant.

Comment 11.

When first referring to volatility, state the measurement period (e.g. 1 year, 3 years).

Response.

The Registrant has revised the second paragraph in “Principal Investment Strategies” as follows:

“The Underlying Index is composed of a "risk" weighted combination of four other indices (the "Underlying Index Components").  Each Underlying Index Component is intended to capture the potential return premium associated with a specific characteristic of equity stock investment strategies that seek returns from a portfolio of long and short strategies ("long/short") with a targeted amount of risk, as measured by return volatility.  Underlying Index Components with higher volatility receive less weight and those with lower volatility receive more weight in order to achieve the targeted average volatility of 5%. Volatility is measured over a 264 day period. The Underlying Index Components encompass a variety of equity investment styles each with a low correlation to the U.S. equity market.”

Comment 12.

Additionally, when first referring to volatility as an element of investment strategy please disclose that actual volatility may be higher than expected volatility, and assure that risk disclosures mirror this risk.

Response.

The Registrant has revised the fifth paragraph in “Principal Investment Strategies” and Management Risk in “Principal Investment Risks” as follows:

“The long/short portfolio construction methodology attempts to provide absolute (positive) returns by minimizing the risk of substantial losses stemming from market declines while reducing volatility.  However, actual volatility may be higher than the expected volatility. The Value Factor Index, Quality Factor Index and Low Beta Factor Index each comprise a notional (which is the total value of a leveraged position's assets) long position in a portfolio of stocks ranked as high value, high quality or low beta stocks, respectively, and a notional short position in a portfolio of stocks ranked as low value, low quality or high beta stocks, respectively.”

“Management Risk:  The Advisor's investment decisions about individual securities impact the Fund's ability to achieve its investment objective.  The Advisor's judgments about the attractiveness and potential appreciation of particular investments in which the Fund invests may prove to be incorrect, the volatility of the Fund’s investments may be higher than expected and there is no guarantee that the Advisor's investment strategy will produce the desired results.”

Comment 13.

Please revise the strategy disclosures to explain in plain English how investment composition is weighted to achieve a 5% expected volatility target.

Response.

The Registrant has revised the disclosure as shown in response to Comment 11.

Comment 14.

Because of the complex and potentially high-risk nature of the Fund, please confirm that the Registrant does not intend to lower the minimum investment of $10,000,000 to a level that would be accessible to the general investing public, nor intends to introduce a new share class with investment minimums that would be accessible to the general investing public.  Also add risk disclosure to the effect that the Fund is not intended to be a complete investment program, NAV may vary and the Fund is intended for investors with a long-term investment horizon.

Response.

The adviser has confirmed to the Registrant that it does not currently intend to lower the investment minimum on the Class D shares. If the Registrant registers new share classes in the future, the Commission will have the opportunity to review and comment the disclosure related to those share classes when they are registered.

Comment 15.

Please remove the disclosure regarding "Temporary Investments" or provide disclosure explaining how temporary defensive investments are consistent with an index-tracking strategy.

Response.

The Registrant has removed the disclosure.

Comment 16.

In the biographic sketch of Mr. Flaig, please replace "improved" with "refined" as improved is not amenable to objective proof.

Response.

The Registrant has revised Mr. Flaig’s biography as follows:

“William E. Flaig, Jr. has been responsible for the day to day management of the Fund since its inception.  Mr. Flaig joined Arrow Investment Advisors, LLC in February of 2007.  From 2005 to 2007 he was a principal of Paladin Asset Management.  To Paladin, Mr. Flaig brought a body of original research in absolute return factors, which he refined there and which evolved into Paladin's corresponding alternative investment strategies.  From 2000 to 2005 Mr. Flaig served Rydex Investments in portfolio management roles of increasing responsibility, culminating with his appointment as Director of Portfolio Management/Director of Investment Strategy, with responsibility over all Rydex Portfolio Managers.  During this period Mr. Flaig defined the concept of hedge fund replication, initiated the research and investment strategies on which the Rydex Absolute Return Strategies Fund and the Rydex Hedge Equity Fund are based, and directed those strategies.  Mr. Flaig developed the quantitative investment methodology and strategy for the Rydex Core Equity Fund and ~~improved~~  refined the investment methodology of the Rydex Sector Rotation Fund.  Mr. Flaig also developed best practices for creating leverage within the constraints of a mutual fund offering unlimited trading.  From 1992–1998 Mr. Flaig worked for Bankers Trust Company in New York, in departments including currency trading, proprietary trading, derivatives structuring, and emerging market fixed income, and currency trading.  Mr. Flaig graduated from Purdue University with a degree in Management.”

Comment 17.

In the last bullet point describing redemption fee waivers, please include an example (such death of an investor) or examples such that investors may understand their eligibility for a redemption fee waiver.

Response.

The Registrant has revised the disclosure as follows:

“Waivers of Redemption Fees: The Fund has elected not to impose the redemption fee for:

•

Redemptions and exchanges of Fund shares acquired through the reinvestment of dividends and distributions;

•

Certain types of redemptions and exchanges of Fund shares owned through participant-directed retirement plans;

•

Redemptions or exchanges in discretionary asset allocation, fee based or wrap programs ("wrap programs") that are initiated by the sponsor/financial advisor as part of a periodic rebalancing;

•

Redemptions or exchanges in a fee based or wrap program that are made as a result of a full withdrawal from the wrap program or as part of a systematic withdrawal plan; or

•

Involuntary redemptions, such as those resulting from a shareholder's failure to maintain a minimum investment in the Fund, or to pay shareholder fees.; ~~or~~

•

 ~~Other types of redemptions as the Advisor or the Trust may determine in special situations and approved by the Fund's or the Advisors Chief Compliance Officer.~~

Comment 18.

Under the heading Low Balances for Share Accounts, please state the $10,000,000 investment minimum.

Response.

The Registrant has included $10,000,000 as requested.

STATEMENT OF ADDITIONAL INFORMATION

Comment 19.

Please confirm that advisory fees disclosures are consistent with those in the prospectus.

Response.

The Registrant confirms that it has revised advisory fees disclosures to assure consistency.

*****************************

The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or the undersigned at (202) 973-2722.

Sincerely,

/s/ Tanya Goins

764444.2